Exhibit 99.1

Xylo Technologies Signs LOI to Acquire a Leading AI Technology Company Based in Germany

TEL AVIV, Israel, May 21, 2024 (GLOBE NEWSWIRE) -- Xylo Technologies Ltd. (Nasdaq: XYLO) (“Xylo” or the “Company”), a technology-based company engaged in advanced innovative technologies, announces today it signed a letter of intent (“LOI”) for the strategic acquisition of a leading German company specializing in developing artificial intelligence (“AI”) predictive maintenance and condition monitoring technologies as well as other AI tools and technologies for various industries (the “Target Company”). This potential acquisition could mark the expansion of Xylo’s portfolio to advanced AI technologies that are being integrated in various market segments and industries.

The Target Company, a European leader for over 10 years in merging AI, machine learning algorithms with advanced hardware solutions, turning existing processes into more efficient and environmentally friendly. The Target Company is already providing services to multiple leading global entities in sectors including aerospace, aviation, transportation, real estate, security, and more, demonstrating its various areas of ability and expertise. Its unique approach of making manufacturing equipment smarter and more connected aligns with Xylo’s strategy of growing and developing high-growth potential technologies.

Pursuant to the LOI, subject to the closing, Xylo will pay a down payment of 1.5 million Euros and will initially hold 51% of the Target Company’s outstanding shares. The remaining 49% will be acquired with the determination of the final price of the transaction based on the actual 2024 EBITDA results.

Xylo used the knowledge and experience of its newly appointed senior advisor for the dynamic realm of AI to identify this potential strategic acquisition. With an illustrious career spanning academia and industry, the newly appointed senior advisor brings unparalleled expertise and insight to Xylo.

About Xylo

Based in Israel, Xylo Technologies Ltd. (Nasdaq: XYLO) is a technologies company that is focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce, and electric vehicle markets. Xylo’ affiliations in the medical solutions arena include the ownership in Polyrizon Ltd. Xylo’s affiliates in digital commerce include Gix Internet Ltd., and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics, Inc., Charging Robotics, Ltd., and Revoltz Ltd. are also part of the Company’s portfolio of technology solution providers. Other affiliations of the Company include ParaZero Technologies Ltd., Zig Miami 54 LLC.

Xylo is traded on the Nasdaq Capital Market. To learn more about Xylo’s advanced technologies, please visit https://ir.xylotech.ai/

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Xylo’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Xylo could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Xylo undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Xylo is not responsible for the contents of third-party websites.

Company Contact:
Tali Dinar
Chief Financial Officer
ir@xylotech.ai

Investor Relations Contact:
Michal Efraty
Investor Relations,
michal@efraty.com